December 19, 2008

David A. Rapaport, Esq.
General Counsel
333 Sandy Springs Circle, Suite 223
Atlanta, GA 30328

>   **Re: MK Arizona Corp.**
>   **Amendment No. 1 to Registration Statement on Form S-4**
>   **Filed December 8, 2008**
>   **File No. 333-153492**

Dear Mr. Rapaport:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please update your disclosure to reflect the actions approved and number of shares converted in connection with your recent special meeting. Ensure that your disclosure states prominently whether this new deadline may be extended beyond August 31, 2009 and what steps you will take if you do not complete a business combination by that deadline. Also disclose whether the trust agreement has been amended to include a provision prohibiting a change in the distribution of trust account funds unless each and every stockholder specifically agrees in writing to such change.

2.   We will continue to evaluate your responses to prior comments 1, 19 and 20 after you provide the disclosure and exhibits requested by those comments.

Form S-4 Facing Page

3.   Regarding your response to prior comment 2:

- while Middle Kingdom may be utilizing the proxy statement portion of this registration statement, it continues to remain unclear why it filed the registration statement. Refer to General Instruction E.1. to Form S-4; and
- it continues to appear that the transaction registered here requires Middle Kingdom's security holders to vote on becoming holders of the securities of a Cayman Islands entity. We note, for example, the disclosure that this prospectus covers the issuance of ordinary shares and the disclosure regarding the different shareholder rights under Cayman Island law. Therefore, it appears that the Cayman Islands entity should also be identified as a registrant.

Please revise or advise, as applicable.

Fee Table

4.   From your response to prior comment 3, it is unclear how the figures in your fee table in the column "Proposed Maximum Offering Price per Security" represent the market price per rule 457(f). Please revise or advise.

5.   If, in addition to the transaction involving the exchange of your securities in the redomestication, you intend to use the registration statement for the ongoing offering of the securities underlying the exercisable and convertible securities to be outstanding after the redomestication, please ensure that your fee table makes clear the scope of the transactions being registered and includes all appropriate fee calculations.

Prospectus Forepart

6.   Please expand your response to prior comment 5 to clarify how you believe investors can understand the transactions described in your summary given the numerous entities with similar abbreviated names and the complex relationships among them.

Prospectus Cover

7.   We reissue the first sentence of prior comment 6. Your prospectus cover continues to exceed the one-page limitation in Regulation S-K Item 501.

8.   Please expand your response to the second sentence of prior comment 6 to clarify how the notice will be delivered. Will the notice be attached to the prospectus

before the prospectus cover? If so, please tell us how such delivery does not defeat the purpose of the requirement that the prospectus have a cover that is limited to one page written in plain English. If the notice will not be attached to the document before the prospectus cover, please ensure that the remaining document standing alone is understandable to investors; currently, your prospectus summary includes many terms that you introduced in the notice but have not yet introduced in the prospectus.

9.   We note your response to prior comment 12. If you elect to highlight your belief that the resulting securities are "similar in rights" to outstanding securities, please highlight with equal prominence that there are significant differences as you mention beginning on page 105, "Differences of Stockholder Rights."

10.   Please briefly highlight in your disclosure added in response to prior comment 13 why stockholders would receive less in a liquidation than they would upon conversion of the Class B stock.

Questions and Answers, page 4

11.   We reissue prior comment 14. We note, for example, the repetition of disclosure on pages 8 and 14.

How do the Middle Kingdom insiders intend to vote their shares?, page 6

12.   It appears from your disclosure that the controlling shareholders of the target company have acquired a controlling interest in your company. It also appears that, in light of the number of shares they hold and the number of shares held by Middle Kingdom insiders, approval of proposals 1, 3, 4 and 5 are assured and that approval of proposal 2 is almost assured. If so, please revise the disclosure throughout your document to state so directly, including the identities of those shareholders, the number of shares they hold and the dates those shares were acquired.

Why is an Arizona subsidiary involved in the redomestication, page 7

13.   We note your response to prior comment 17; however, since some of the proposals that shareholders must approve to complete the acquisition require an approval of a majority of the outstanding shares and a redomestication from Delaware directly to the Cayman Islands apparently would also only require a approval of a majority of the outstanding shares, the purpose of your references to the 100% approval remains unclear. Please revise.

What happens if the redomestication and the business combination . . .?, page 8

14.   Please expand your response to prior comment 18 to disclose whether you could seek approval of any acquisition other than the proposed Pypo acquisition.

Do Middle Kingdom stockholders have conversion rights?, page 9

15.   We note your response to prior comment 22. Please tell us when the written instruction letter requirement was relayed by the transfer agent to you and whether Middle Kingdom's agreement or consent was required. If this condition was imposed after the IPO, please revise your disclosure here and page 62 to remove any implication that it was "established at the time of Middle Kingdom's IPO" and to disclose how the imposition of this requirement is consistent with your charter. If this condition was imposed before the offering, please revise your document to state clearly what Middle Kingdom's IPO prospectus indicated about the written "instruction" letter and under what provision of your charter this is authorized.

The Parties, page 11

16.   We note your response to prior comment 27. Please disclose clearly what Middle Kingdom's IPO prospectus indicated about the possibility of the extension. Also, provide us your analysis of whether this document should include a risk factor regarding potential securities law claims like those mentioned in Middle Kingdom's recent proxy statement.

Stock Ownership, page 18

17.   Regarding the purchases mentioned in the third paragraph, please address prior comments 31 and 32 in our October 10, 2008 letter and update response 7 in your November 19, 2008 letter to us.

18.   Please clarify how the purchasers mentioned in the third paragraph could vote the shares at the meeting in favor of the transaction if the purchases occur after the record date.

Quotation, page 24

19.   Please tell us why your references to "exploring" a Nasdaq listing are appropriate if you do not satisfy the listing standards.

Risk Factors, page 28

20.   Please tell us why you have not discussed the operational and industry risks that are described in exhibit D of the materials you provided to us.

Pypo has several operating entities . . ., page 32

21.   Please tell us why you deleted disclosure as mentioned in your response to prior comment 37.

The principal shareholder . . ., page 35

22.   We reissue prior comment 38 which sought disclosure in this subsection.

Pypo Cayman or MK Cayman . . ., page 36

23.   We note your response to prior comments 39 and 40 that Pypo Cayman and MK Cayman are not able to take a position with tax authorities; however, it appears that the companies are going to have to make a determination regarding the amount of tax they are going to pay. Therefore, we reissue the part of the prior comments regarding disclosure of the position you intend to take.

Dividends payable . . ., page 38

24.   Refer to the penultimate sentence of this risk factor. Please clarify whether there is an "applicable income tax treaty or foreign tax credit" available to United States investors. Describe the treaty and credit in an appropriate section of your document.

The approval of the China Securities Regulatory Commission . . ., page 41

25.   Please expand your response to prior comment 42 to tell us whether your conclusion as to CSRC approval is based on the opinion of counsel. If it is, please identify counsel and file that opinion and counsel's consent as exhibits.

26.   Please clarify how you concluded that the July 2007 transaction pre-dated the September 2006 regulation.

As a foreign private issuer . . ., page 43

27.   It is unclear from your response to prior comment 43 which rules you used to determine the disclosure required for the target company in this registration statement. Please advise.

MK Arizona would recognize gain (but not loss) . . ., page 46

28.   Please expand your response to prior comment 44 to tell us whether the board conducted any analysis of the approximate tax implication of the transaction. If not, please provide an appropriate risk factor.

Middle Kingdom's Class A warrantholders . . ., page 47

29.   Please expand the second paragraph of the risk factor to clarify whether you have any obligation to qualify the warrant exercise for sale in every state.

Vote Required, page 60

30.   Please reconcile your disclosures here and pages 68 and 69 regarding the aggregate number of shares of common stock held by Middle Kingdom's insiders.

Conversion Rights, page 62

31.   If all Class B stockholders are entitled to exercise conversion rights, as indicated in your response to prior comment 21, then please revise your disclosure here accordingly.

32.   We note your disclosure here to a vague reference to a need to comply with requirements identified "elsewhere herein" to convert and your disclosure in the next subsection of a need to comply with "procedures described in this proxy statement." Please revise to state clearly in one subsection of your document all requirements necessary to convert, without requiring investors to figure out which pieces of your other disclosure must be assembled to understand their obligations.

33.   From your response to prior comment 47, it remains unclear how the requirement to condition conversion on delivery of stock certificates is consistent with the IPO prospectus and your charter governing conversion. If investors purchased Middle Kingdom's securities in the IPO with the "option window" described on page 62, it is unclear why you believe it is appropriate to eliminate that right at this time. Please revise or advise.

34.   We note your response to prior comment 48. However, given your disclosure on page 62 and elsewhere that investors no longer own their shares upon exercise of conversion rights, it is unclear how shares that they do not own can be "returned." It is also unclear who owns the shares at the time of exercise of the conversion rights. Please revise your document for clarity.

Background of the Business Combination, page 65

35.   We note your response to prior comment 49. Please provide the information required by Item 4(b) of Form S-4 with respect to exhibits E, I and J in the materials you provided to us.

36.   Please reconcile your response to prior comment 50 with your statement in section 7.01 of your September 11, 2008 Form 8-K that the "information in Exhibits 99.1 is not 'filed' pursuant to the Securities Exchange Act of 1934…"

Middle Kingdom's Reasons for the Business Combination, page 69

37.   Regarding your response to prior comment 51 that you did not obtain a consent from the sources of public data, please tell us how you confirmed whether the author continues to consider the data reliable due to subsequent economic events or otherwise. Also, tell us how you confirmed that the data in your document reflects the most recent available information, not simply the "most recently published data from each of the respective sources."

38.   With respect to the sources who were paid by Pypo or its affiliates, as noted in your response to prior comment 51, please file those parties' consents as required by Rule 436 and revise your disclosure to state clearly the nature of Pypo's involvement in the compilation of the cited data.

Satisfaction of the 80% Test, page 72

39.   Regarding your responses to prior comments 52, 53 and 54, please:

- identify the seven comparable companies mentioned in the carryover paragraph on page 72;
- clarify how those companies compare with Pypo as to their "relative size and market presence." Also clarify the meaning of "relative size and market presence"; for example, are the companies comparable because they have similar revenues, total assets or number of retail stores?;
- disclose whether the analysis considered comparable all companies that satisfy the disclosed criteria;
- disclose the comparative price earnings ratios for the seven companies. Also, it appears that management used historical information of the comparator companies to compare against projected information for Pypo. If so, please state so directly and explain why that provides an accurate comparison;
- disclose the projections provided to and utilized by management that were the subject of prior comment 54. It is unclear from your disclosure and response where those projections appear; and

- clarify how the price-earnings ratio referenced in the first full paragraph on page 73 relates to the valuation of Pypo and to the analysis conducted by the board. Your revised disclosure should clearly explain to investors how the board reached its conclusions, including how the price-earnings ratio was determined, how that ratio relates to the valuation of Pypo and any assumptions underlying the board's methodologies and conclusions.

40. Please specify when "within the last 12 months" the transaction was completed that resulted in the $270,000,000 valuation. If the board considered material reasons for the difference between this valuation and the valuation resulting from the board's calculation, please tell us why you have not disclosed those reasons.

Middle Kingdom's Conditions to Closing, page 85

41. Please expand your response to prior comment 56 to clarify whether you consider a waiver to be a "material change to the merger agreement."

Lock-Up Agreements, page 89

42. Regarding your response to prior comment 60, please:

- avoid vague disclosure like that represented by the term "certain"; and
- revise the bullet points to avoid long, complex sentences and instead provide disclosure that clearly explains the scope of the lock-up.

Also, we reissue the last sentence of prior comment 60 which addressed whether ARCH can transfer its shares to Gottex under the pledge given the lock-up.

Material United States Federal Income Tax Considerations, page 92

43. Please refer to prior comment 62. Your response to prior comment 61 regarding the tax consequences to holders of units contains numerous equivocal "should" statements. For example, you reference what principle "should" apply, that the exchange of a unit for common stock and warrants "should not" be taxable and how the holder of a unit "should" be treated for federal income tax purposes. Please revise in accordance with the guidance provided in prior comment 62.

44. Please revise your disclosure in response to prior comment 62 to clearly distinguish between those tax matters on which counsel is unable to opine and those matters on which counsel is giving an opinion subject to uncertainty. Add appropriate risk factors.

45. Revise your disclosure on page 99 to clarify why investors should consult their own tax advisors, given your disclosure in the preceding sentence.

Tax Consequences to MK Arizona and MK Cayman, page 95

46.   With a view toward clarified disclosure, please tell us why the recent purchases
        by the Pypo controlling shareholders of a controlling interest in you does not
        affect your analysis regarding whether the stockholders of MK Arizona will own
        the disclosed percentages of MK Cayman.

Exercise or Lapse . . ., page 97

47.   We note your response to prior comment 65; however, your disclosure continues
        to state consequences "if" the terms of warrants provide for any adjustments.
        Therefore, we reissue the comment.

The Redomestication Proposal, page 102

48.   Given your deletions in response to prior comment 66, it is unclear why you
        chose to redomesticate to the Cayman Islands. Your current disclosure that the
        redomestication is related to substantially all of the business operations of Pypo
        being conducted outside the United States does not explain why a Delaware
        company cannot conduct such operations or why Cayman Islands was chosen
        over any other jurisdiction. Please revise.

Differences of Stockholder Rights, page 105

49.   We note your response to prior comment 70. We reissue that comment with
        respect to the two-thirds voting requirement and one-third quorum because it is
        unclear how ownership of Pypo after the acquisition or the application of Cayman
        Island law relates to your conclusions as to the materiality of those changes. We
        also reissue that comment with respect to the change in the shareholder consent
        provision mentioned on page 108.

50.   Your response to prior comment 71 that "Middle Kingdom shareholders will
        never be affected by Arizona law" is unclear given the effect of the change to the
        100% approval requirement that you disclose on page 7. It is unclear whether any
        other rights and protections are changing as a result of the redomestication
        through Arizona. Therefore, we reissue the comment.

Advance Notification . . ., page 113

51.   Please disclose the second paragraph following the bullet points in your response
        to prior comment 74, including the numbered paragraphs.

The Share Increase Proposal, page 116

52.   Expand this section to quantify, as of the most recent date practicable, the number of authorized and unissued shares that are not reserved for any specific use and are available for future issuances, before and after the increase in authorized shares. Include the effect of the acquisition.

53.   Please describe you current capital structure of classes of common and preferred stock. Please also describe the purpose and effect of eliminating preferred stock.

Superior Inventory and Logistics Management, page 120

54.   Your disclosure in response to prior comment 76 implies that Pypo has 22 warehouses in addition to the third-party warehouses. If this is not true, please revise for clarity.

Corporate Organization and Operating History, page 124

55.   Regarding your response to prior comment 77:

- please tell us who owns the ownership interests in the subsidiaries that Pypo does not own. Your response should clearly identify the nature of those owners, including whether they are private or government entities and whether they are otherwise affiliated with Pypo;
- please clarify how the structure "facilitates foreign investment." It is unclear why both Hong Kong and Cayman Islands companies were required to achieve this purpose;
- we note your statement that the multiple subsidiaries and partially owned entities facilitate operation of the distribution business. Please clarify how this structure facilities the business. It is unclear why this business could not be operated through one entity. It is also unclear why the business requires partially owned entities; and
- please clarify the purpose of the ownership structure mentioned in footnote 3.

Contractual Obligations, page 150

56.   We noted disclosures herein that subsequent to March 31, 2008, Pypo completed the acquisitions of five retail chains in Hebei, Yunnan, Henan, Hunan, Jiangsu, Shandong, Shanxi and Gansu provinces and Shanghai and also entered into binding agreements in June 2008 to acquire a retail chain in Inner Mongolia province. We also noted you indicate the total purchase price for the acquisition of these retail chains was $82.8 million. Please provide us with an analysis of how you believe the referenced transactions impact your requirements under Rule 3-05 of Regulation S-X. Provide us with the U.S. GAAP based significance test

calculations outlined at Rule 1-02(w) of Regulation S-X for the acquired businesses.

Liquidity and Capital Resources, page 156

57.   We note your response to prior comment 83. Please revise the carryover paragraph on page 158 to clarify whether Middle Kingdom's officers, directors and initial stockholder have sufficient assets to satisfy their indemnification obligations, excluding the securities of Middle Kingdom they hold.

Independence of Directors, page 162

58.   We note your response to prior comment 86. We reissue that comment because it is unclear where you have identified each director that is independent under the applicable independence standards.

Determination of Compensation, page 163

59.   Your disclosure regarding several factors that affect compensation appears to be inconsistent with your response to prior comment 89 that compensation was unchanged. Please clarify.

Base Salary, page 164

60.   If the dollar amount of compensation paid to your named executive officers increased from 2007 to 2008, as noted in your response to prior comment 89, then your summary compensation table should reflect that fact and the reasons for the change. Refer to Instruction 2 to Item 402(c) and Instruction 2 to 402(n) of Regulation S-K.

Annual Bonuses, page 164

61.   Please disclose your response to prior comment 90 and the amounts paid to each named executive as an "annual bonus." Also clarify the significance of the "skill set, experience, role and responsibilities" of your named executive officers as those attributes relate to the bonus amounts awarded, given that each named executive appears to be paid the same base salary and has the same target bonus percentage. Clarify why no bonus was paid in fiscal 2008.

Pypo Related Party Transactions, page 168

62.   We note your response to prior comment 94. For the "Exclusive Business Cooperation Agreements" mentioned on pages 168 and 171, please disclose (1)

the percentage of audited total amount of operational income in effect now, and (2) how "audited total amount of operational income" is determined.

63.   Please expand your response to prior comment 99 to provide us a document that reconciles the dollar amounts disclosed in this section with the dollar amounts disclosed on pages F-57, F-58, F-83 and F-84.

64.   We note from your response to prior comment 115 that amounts due with respect to related party agreements will be repaid prior to the consummation of the redomestication and the business combination. Please identify each such agreement here and quantify on an individual and aggregate basis the amount of the repayment. Also reconcile this response with your disclosure on pages 174 and 175 regarding the extension of the loans to Capital Ally and ARCH and tell us, with a view toward clarified disclosure, whether Middle Kingdom's board was aware of these repayments when it came to the conclusions disclosed on page 72.

Exclusive Business Cooperation Agreement, page 168

65.   Please clarify how an agreement which merely involves "business support and technical consulting services" provides "effective control over the day-to-day operations" and receipt of substantially all revenues as mentioned on page 126.

66.   Please ensure to disclose fully the terms under which the agreements that provide "effective control over the day-to-day operations" as mentioned on page 126 can be terminated.

Powers of Attorney, page 170

67.   Please clarify the relevance of the powers of attorney since it appears that Pypo Beijing does not hold shares of Beijing Feijie.

Transactions with Directors, Shareholders and Affiliates, page 173

68.   We note your response to prior comment 98. Please clarify why Pypo Cayman released the shares pledged by Capital Ally and granted to Capital Ally and ARCH an extension of the maturity dates of the outstanding loans. Also clarify:

   • how the ARCH loan relates to the Capital Ally loan. We note the references on page 174 that the ARCH loan and extension of that loan were "in connection with" the Capital Ally loan and extension, but it continues to be unclear how those transactions relate;
   • why ARCH "concurrently transferred" $20 million to Pypo Cayman at the time Pypo Beijing advanced cash to Shanghai Zhengda; and

- how "regulatory restrictions applicable to foreign owned and controlled entities" prohibited the related-parties from obtaining needed working capital and how the related-party transactions avoided those restrictions.

Security Ownership of Middle Kingdom, page 176

69.   We note your response to prior comments 101 and 103; however, given your existing, complex disclosure regarding the structure of the entities in your beneficial ownership tables, it remains unclear what individuals beneficially own the shares held in the name of the entities in your tables. For example, it is unclear:

- from note 7 to your table appearing on page 176 which of the individuals identified, if any, beneficially own Middle Kingdom's securities;
- what Mr. Oren Eisner's disclosed status as "authorized signatory" is intended to convey; and
- where you have identified the natural persons who exercise sole or shared voting and/or dispositive powers with respect to the Pypo shares held by the entities identified in the table on page 178.

Please revise.

70.   Please tell us the circumstances surrounding your controlling shareholder's reported December 8, 2008 reported purchase of your shares and the subsequent amended filings omitting that purchase.

Security Ownership of Pypo, page 178

71.   Please expand your response to prior comment 103 to tell us how you considered the pledge agreement mentioned in the last paragraph of page 173 in reaching your conclusion. For example, it appears from section 2.1 of exhibit 10.29 that all of Style Technology's rights, title and interests in the share capital of Capital Ally are held by Pypo Digital.

Class A Warrants, page 183

72.   Please reconcile your revisions in response to prior comment 104 with the disclosure in the Middle Kingdom IPO prospectus.

Legal Matters, page 188

73.   Regarding your response to prior comment 105, please revise your disclosure to clarify whether counsel named in this section may not be paid if the business combination is not approved.

Where You Can Find More Information, page 189

74.   We note your response to prior comment 106. Please:

- disclose the reports the registrant will file after this registration statement is effective; and
- tell us whether the F-1 or F-3 that you mention in the last sentence of your response will be a registration statement that is separate from this S-4. If so, please tell us how you have assured that the continuous offering of the securities underlying the warrants will be registered under the Securities Act continuously.

Index to Financial Statements, page F-1

75.   Please update the financial statements in the filing prior to effectiveness as necessary to comply with the updating requirements of either Rule 3-12 of Regulation S-X or Item 8A of Form 20-F.

Exhibits

76.   We note your responses to prior comments 108 and 115. Please tell us where you have filed as exhibits:

- the investment management trust agreement, as amended. Also provide us with copies of each of the amendments to that agreement mentioned in section 8.23 of schedule E;
- the agreements noted in paragraphs 2-4 on page 2 of schedule D;
- the agreements mentioned in paragraph 7 on page 2 and Article 1 on page 3 of exhibit 10.32;
- the June 2008 binding acquisition agreements mentioned on page 132; and
- each of the agreements described under the heading "Certain Relationships and Related Party Transactions." As one example, we note that the "exclusive business cooperation agreement" dated July 28, 2008 does not appear to be included as an exhibit.

77.   Please expand your response to prior comment 113 to demonstrate to us how the Arizona and Cayman Islands charters preserve the rights of Middle Kingdom's IPO investors. For example, after you redomesticate to the Cayman Islands, which surviving charter provision preserves the conversion rights?

78.   Regarding your reference to oral agreements in response 115, please refer to Regulation S-K Compliance and Disclosure Interpretation Question 146.04

available on our web site at http://www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm.

79.   Please tell us where you have disclosed the information noted in paragraph number 5 of section 7.19 of schedule D to the September 5, 2008 merger agreement.

80.   We note that you will be requesting confidential treatment for portions of exhibits to your registration statement.   We will review and provide any comments on your request separately. Please resolve all comments regarding your request prior to requesting effectiveness of this registration statement.

Exhibit 8.1

81.   In view of the disclaimer regarding subsequent developments after the date of the opinion in the second paragraph of page 2, please file an updated opinion on the date that you expect this registration statement to be declared effective.

Exhibit 99.1

82.   Please tell us where the proxy card describes the telephone and internet voting instructions mentioned on page 2 of your notice to stockholders. We assume that those instructions are accompanied by a prominent statement regarding the unavailability of conversion rights for those who vote in that manner, as noted on page 9.

* * * * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact at Andri Boerman at (202) 551-3645 or Jay Webb, Reviewing Accountant, at (202) 551-3603 if you have questions regarding comments on the financial statements and related matters. Please contact Geoffrey Kruczek at (202) 551-3641 or me at (202) 551-3617 with any other questions.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax): Ralph V. De Martino, Esq.—Cozen O'Conner